# Statement of Financial Condition

**WesBanco Securities, Inc.**
(A Wholly Owned Subsidiary of WesBanco, Inc.)
December 31, 2022
With Report of Independent Registered
Public Accounting Firm





# Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

## Statement of Financial Condition

December 31, 2022

## Contents

Report of Independent Registered Public Accounting Firm ..........................................................2

Statement of Financial Condition .............................................................................................3
Notes to Statement of Financial Condition.................................................................................4



Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

## Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Wesbanco Securities, Inc.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wesbanco Securities, Inc. (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Ernst & Young LLP*

We have served as the Company's auditor since 1999.
March 30, 2023


## Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

## Statement of Financial Condition

December 31, 2022


**Assets**

| | | |
|---|---:|---:|
| Cash (restricted $250,000) | $ | 2,897,814 |
| Commission receivables | | 744,588 |
| Deferred tax assets | | 67,079 |
| Prepaid expenses | | 69,151 |
| Fixed assets (net of accumulated depreciation of $54,889) | | 16,785 |
| Other assets | | 148,941 |
| Total assets | $ | 3,944,358 |

**Liabilities and shareholder's equity**

Liabilities:

| | | |
|---|---:|---:|
| Accounts payable to affiliate | $ | 286,800 |
| Commission payable to affiliate | | 332,601 |
| Other liabilities | | 63,199 |
| Total liabilities | | 682,600 |

Shareholder's equity:

| | |
|---|---:|
| Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares | 100 |
| Additional paid-in capital | 1,875,533 |
| Retained earnings | 1,386,125 |
| Total shareholder's equity | 3,261,758 |
| Total liabilities and shareholder's equity | $   3,944,358 |

*See Notes to Statement of Financial Condition.*

# Wesbanco Securities, Inc.
## (A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Notes to Statement of Financial Condition

December 31, 2022

## 1. Organization

Wesbanco Securities, Inc. (the "Company") is a wholly-owned subsidiary of Wesbanco, Inc. (the "Parent"). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Association ("SIPC").

The Company offers financial planning, wealth management, individual retirement account ("IRA") and 401(k) rollover, retail brokerage services relating to securities such as insurance and mutual fund products, stocks, options, and bonds on a fully disclosed basis. The Company also operates as a registered investment advisor.

## 2. Significant Accounting Policies

### Basis of Presentation

The Financial Statement includes the accounts of the Company. The statement has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In preparing the Financial Statement, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statement and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statement.

### Cash

Cash is held at an affiliate of the Company, Wesbanco Bank, Inc. (the "Bank") and with the clearing agent, Pershing, LLC ("Pershing"), of which $250,000 is restricted.

### Commission Receivables

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All brokerage accounts are opened on a fully disclosed basis through Pershing. Other accounts are opened directly with an insurance and/or mutual fund company. The Company records as accounts receivable amounts earned for services rendered when payment has not been received and collectability is reasonably assured. A cancellation reserve totaling $34,120 has been recorded as of December 31, 2022 to cover any commission cancellations or chargebacks occurring in 2023 for 2022 activity. This reserve is an estimate and has been calculated based on commission reversal probabilities and recent commission reversal activity. This reserve is located within other liabilities on the statement of financial condition.

**Current Expected Credit Losses**

All of the Company's trade receivables are short-term and written off if deemed uncollectible after 120 days. All receivables are related to commissions owed to the Company by the carrier in which the investment contract was written. The creditworthiness of all carriers is documented on an ongoing quarterly basis by the Company and new business is only generated with carriers that have an investment grade rating by at least one of the major credit rating agencies. As such, the Company estimates current expected credit losses to be immaterial.

**Fixed Assets**

Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The principal estimated useful lives are three to seven years for furniture and equipment.

**Income Taxes**

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is either remitted to or received from an affiliate on a periodic basis in conjunction with the payment of estimated federal and state income taxes on a corporation-wide basis. The Company did not have any uncertain tax positions at December 31, 2022.

**3. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1") and is required to maintain minimum net capital, as defined, equal to the greater of $50,000, or 6.67% of aggregate indebtedness. At December 31, 2022, the Company had net capital of $2,239,250, which was $2,189,250 in excess of its required net capital of $50,000.

**4. Income Taxes**

The Company has recorded a net deferred tax asset of $67,079 resulting from the timing of deductions for depreciation of fixed assets and customer list intangibles. In evaluating its deferred tax assets, the Company has considered taxable income in prior periods, projected reversal of taxable temporary differences, tax planning strategies, and future taxable income. Based on these criteria, the Company has determined that it is not required to establish a valuation allowance for its deferred tax assets since management believes that the deferred tax assets are more likely than not to be realized in future periods.

The Company is subject to U.S. federal income tax as well as to tax in various state income tax jurisdictions. The Company is no longer subject to any income tax examinations for years prior to 2019.

## 5. Related-Party Transactions

Related-party transactions consisted of cash held at the Bank, and taxes, bonus payable, commission payable, salaries and benefits payable, and stock compensation payable to the Bank. These transactions are calculated and recorded at the Company, and the Company utilizes the Bank to make the payments. Due to this arrangement, at December 31, 2022, the Company had net payables to the Bank for taxes of $36,367, commissions of $332,601, salaries and benefits of $159,039, other compensation of $69,325 and other payables totaling $22,069. The Company had cash on hand held at the Bank in a checking account totaling $598,426 at December 31, 2022. All tax and employee compensation related payments are made by the Bank and are reimbursed to the Bank monthly by the Company.

The Company also processes trades on behalf of some officers and directors (including their affiliates and families) of the Parent and its subsidiaries and has conducted transactions with those subsidiaries in the ordinary course of business. In addition, the Company earns commissions from WesMark Funds, a series of SEC registered mutual funds that are managed by the Bank as investment advisor.

## 6. Clearing Broker

The Company has agreed to indemnify the clearing broker, Pershing, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2022, there were no amounts identified related to such agreement. The Company also maintains a clearing deposit with Pershing, which can be used to offset liabilities arising from the indemnification financial guarantee. At December 31, 2022, the cash held in two Pershing accounts consisted of non-restricted funds totaling $1,984,825 and the clearing deposit of $250,000 for a total of $2,234,825.

Related to the relationship with the clearing broker, there was a margin held by Pershing against the Company's Pershing cash account in the amount of $121,000 as of December 31, 2022 related to a customer trade. The margin is not a financial guarantee or indemnification from Pershing. The corresponding amount was recorded within Other Assets on the Statement of Financial Condition as of December 31, 2022.

## 7. Subsequent Events

Subsequent to December 31, 2022, the Company declared and paid a $300,000 cash dividend to the Parent.

The Company performed a review of events subsequent to the balance sheet date through the date that the Financial Statement was issued and determined that there were no other events requiring recognition or disclosure in the Financial Statement.

